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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

VENTURE FINANCIAL GROUP, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

NONE
(CUSIP Number)

12/31/03
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[**x**] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

30077702.01

1	NAME OF REPORTING PERSON: **VENTURE FINANCIAL GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN ("KSOP")** S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: **0 Shares**
	6	SHARED VOTING POWER **460,152 Shares**
	7	SOLE DISPOSITIVE POWER: **0 Shares**
	8	SHARED DISPOSITIVE POWER **460,152 Shares**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: **460,152 Shares - Under SEC rules, the KSOP is considered to beneficially own these shares with Messrs. Martin and Panowicz, and Ms. Cathy M. Reines as Trustees of the KSOP**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: **10.66%**
12	TYPE OF REPORTING PERSON*: **EP**

*SEE INSTRUCTIONS BEFORE FILLING OUT!

30077702.01

1	NAME OF REPORTING PERSON: **PATRICK L. MARTIN** S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: **94,241 Shares**	
	6	SHARED VOTING POWER **460,152 Shares**	
	7	SOLE DISPOSITIVE POWER: **94,241 Shares**	
	8	SHARED DISPOSITIVE POWER **460,152 Shares**	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: **554,393 Shares - Mr. Martin disclaims beneficial ownership of the 460,152 shares considered beneficially held solely because of his role as a trustee of the KSOP.**		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]*		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: **12.84%**		
12	TYPE OF REPORTING PERSON*: **IN**		

*SEE INSTRUCTIONS BEFORE FILLING OUT!

30077702.01

1	NAME OF REPORTING PERSON: **A. Richard Panowicz** S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**5**	SOLE VOTING POWER: **104,321 Shares**	
	6	SHARED VOTING POWER **460,152 Shares**	
	7	SOLE DISPOSITIVE POWER: **104,321 Shares**	
	8	SHARED DISPOSITIVE POWER **460,152 Shares**	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: **568,235 Shares - Mr. Panowicz disclaims beneficial ownership of the 460,152 shares considered beneficially held solely because of his role as a Trustee of the KSOP.**		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]*		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: **13.17%**		
12	TYPE OF REPORTING PERSON*: **IN**		

*SEE INSTRUCTIONS BEFORE FILLING OUT!

30077702.01

1	NAME OF REPORTING PERSON: **CATHY M. REINES** S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: **0 Shares**	
	6	SHARED VOTING POWER **460,152 Shares**	
	7	SOLE DISPOSITIVE POWER: **0 Shares**	
	8	SHARED DISPOSITIVE POWER **460,152 Shares**	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: **460,152 Shares - Ms. Reines disclaims beneficial ownership of the 460,152 shares considered beneficially held solely because of her role as a Trustee of the KSOP.**		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]*		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: **10.66%**		
12	TYPE OF REPORTING PERSON*: **IN**		

*SEE INSTRUCTIONS BEFORE FILLING OUT!

30077702.01

Item 1 (a).   Name of Issuer: **VENTURE FINANCIAL GROUP, INC.**

Item 1 (b).   **Address of Issuer's Principal Executive Offices:**
721 COLLEGE STREET SE
LACEY, WA 98503
P.O. BOX 3800
LACEY, WA 98509

Item 2 (a).   **Name of Person Filing: The following persons are filing this Schedule 13G jointly:**

VENTURE FINANCIAL GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN ("KSOP")
PATRICK L. MARTIN
A. RICHARD PANOWICZ
CATHY REINES

Item 2 (b).   **Address of Principal Business Office or, if none, Residence:**
721 COLLEGE STREET SE
LACEY, WA 98503
P.O. BOX 3800
LACEY, WA 98509

Item 2 (c).   **Citizenship:**   **Individuals are all citizens of the UNITED STATES**
    KSOP Trust organized under the laws of the State of Washington

Item 2 (d).   **Title of Class of Securities: COMMON STOCK**

Item 2 (e).   **CUSIP Number: NOT APPLICABLE**

Item 3.   **If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:**

    (a)   [ ]   Broker or dealer registered under Section 15 of the Exchange Act;

    (b)   [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

    (c)   [ ]   Insurance company as defined in Section 3(a)(19) of the Exchange Act;

    (d)   [ ]   Investment company registered under Section 8 of the Investment Company Act;

    (e)   [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f)   [**X**]   An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g)   [ ]   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h)   [ ]   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

    (i)   [ ]   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

30077702.01

Item 4.   **Ownership**

    (a)   Amount Beneficially Owned: **460,152 Shares held by KSOP**
        554,393 Shares held by Patrick L. Martin
        568,235 Shares held by A. Richard Panowicz
        460,152 Shares held by Cathy M. Reines

    (b)   Percent of Class:

KSOP	**10.66%**
Patrick L. Martin	**12.84%**
A. Richard Panowicz	**13.17%**
Cathy M. Reines	**10.66%**

    (c)   Number of Shares as to which Such Person has:

	(1) Deemed to have Sole Power to Vote or to Direct the Vote	(2) Deemed to have Shared Power to Vote or to Direct the Vote	(3) Deemed to have Sole Power to Dispose or to Direct the Disposition	(4) Deemed to have Shared Power to Dispose or to Direct the Disposition
KSOP	0	460,152	0	460,152
MARTIN	94,241	460,152	94,241	460,152
PANOWICZ	104,321	460,152	104,321	460,152
REINES	0	460,152	0	460,152

Item 5.   **Ownership of Five Percent or Less of a Class**

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.   **Ownership of More Than Five Percent on Behalf of Another Person:**

        NOT APPLICABLE

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: NOT APPLICABLE**

Item 8.   **Identification and Classification of Members of the Group: NOT APPLICABLE**

Item 9.   **Notice of Dissolution of Group**

30077702.01

Item 10.   **Certification**

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Cathy M. Reines   Date:
Cathy M. Reines, individually and as Trustee of the Venture   02/12/2004
Financial Group, Inc. Employee Stock Ownership Plan

/s/ Patrick L. Martin   02/12/2004
Patrick L. Martin, individually and as Trustee of the Venture
Financial Group, Inc. Employee Stock Ownership Plan

A. Richard Panowicz   02/12/2004
A. Richard Panowicz, individually and as Trustee of the Venture
Financial Group, Inc. Employee Stock Ownership Plan

See Exhibit 1: Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on their behalf of a statement on Schedule 13G (including amendment thereto) with respect to the common stock, no par value per share, of Venture Financial Group, Inc., a Washington corporation; and further agree that this Joint Filing Agreement be included as Exhibit 1 to the Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement this 21st day of January, 2004.

By: /s/ Patrick L. Martin
    Patrick L. Martin, individually and as Trustee of the Venture Financial Group, Inc. Employee Stock Ownership Plan

By: /s/ A. Richard Panowicz
    Richard Panowicz, individually and as Trustee of the Venture Financial Group, Inc. Employee Stock Ownership Plan

By: /s/ Cathy M. Reines
    Cathy M. Reines, individually and as Trustee of the Venture   Financial Group, Inc. Employee Stock Ownership Plan